Tantech Holdings Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000, People’s Republic of China

September 18, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracey Houser, Tayyaba Shafique, Jane Park and Nicholas O’Leary

Re:	Tantech Holdings Ltd
Form 20-F for the Fiscal Year Ended December 31, 2024
File No. 001-36885

Dear Ms. Houser, Ms. Shafique, Ms. Park and Mr. O’Leary:

This letter is in response to the comments set forth in the letter dated September 2, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tantech Holdings Ltd (the “Company,” “we” or “our”) regarding the above referenced Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and have followed the comment with the Company’s response immediately thereafter. Amendment No. 1 to the Form 20-F (the “Form 20-F/A”) is being filed to accompany this letter. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Form 20-F for the Fiscal Year Ended December 31, 2024

Note 2 - Summary of Significant Accounting Policies

Financing receivables, net, page F-11

1.

Please expand your accounting policy to disclose the methodology used for determining the allowance for credit losses and whether you develop the expected credit loss for the financing receivable and accrued interest on a combined basis or separately. Refer to ASC 326-20-30-1 through 30-10 and ASC 326-20-50-3A through 50-3D for guidance.

Response: In response to the Staff’s comment, we have revised the disclosures regarding financing receivables in Note 2, Summary of Significant Accounting Policies, on page F-11 of the Form 20-F/A.

Note 3 - Divestitures, page F-19

2.

We note that on December 29, 2023, you sold your 100% equity interest in Jikang Energy and Tantech Bamboo for consideration of $0.7 million and recognized a gain of $3.6 million that positively impacted income before income tax for fiscal year 2023 by 38.5%. Please tell us and expand your disclosures to explain why you have not reflected the consideration in your statement of cash flows and the facts and circumstances that led to the recognition of the gain. Confirm that you will provide the disclosures required by ASC 360-10-50-3 and 50-3A for this transaction.

Response: We respectfully advise the Staff that the consideration of $0.7 million from divestitures of Jikang Energy and Tantech Bamboo was settled through offsetting a related accounts payable, therefore was not reflected in the statement of cash flow.

Due to continuous losses incurred in Jikang Energy and Tantech Bamboo, the Group sold its 100% equity interest in Jikang Energy and Tantech Bamboo for consideration of approximately $0.7 million to a third party on December 29, 2023 with commercial substance. The aggregated net carrying value of Jikang Energy and Tantech Bamboo immediately prior to the disposition was in deficit of $2.9 million, which resulted into a gain from disposition of approximately $3.6 million for the year ended December 31, 2023. Prior to the transfer, the related business in Jikang Energy and Tantech Bamboo had been assumed by the Group’s other subsidiaries and Jikang Energy and Tantech Bamboo no longer conduct any substantial business, and as a result, the divestitures were not considered a strategic shift to the Group’s business. Therefore, no discontinued operations were presented.

We respectfully acknowledge the Staff’s comment and will revise the future filings to include the disclosures required by ASC 360-10-50-3 and 50-3A for this transaction.

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Note 6 - Financing Receivables, net, page F-21

3.	We note that you recognized total financing interest income since initiating this service in June 2022 of $5,423,479. It appears that accrued interest is $5,301,903 as of December 31, 2024.

Please revise your disclosures to clarify the amount of principal and accrued interest outstanding.

Reconcile for us your disclosure that the term of the financing receivables is 12 months with the principal and interest due upon maturity, while the majority of accrued interest for the past three fiscal years remain uncollected.

As part of your response, provide us with a more comprehensive discussion of the material terms of the factoring agreements with a view towards enhanced disclosures.

Tell us how long the principal balance as of December 31, 2024, has been outstanding.

To the extent that the financing receivables have been outstanding longer than the 12-month term, tell us why you continue to recognize the full amount of the receivables as a current asset and whether you have established a nonaccrual policy.

Refer to the disclosure requirements in ASC 326-20-50-14 through 50-17.

Response: In response to the Staff’s comment, we have revised the disclosures in Note 6, Financing Receivables, net, on page F-21 of the Form 20-F/A.  In addition, we respectfully advise the Staff that the balance of the financing receivable as of December 31, 2024 was fully settled by June 30, 2025.

General

4.

Please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully acknowledge the Staff’s comment. In response, we have revised the disclosures in Item 3, Key Information, on pages 3 and 4 of the Form 20-F/A to describe the risks that our corporate structure and being based in or having the majority of the Company’s operations in China pose to our investors. Further, we have expanded our disclosures to include more detailed descriptions of the significant regulatory, liquidity, and enforcement risks relating to being based in or having the majority of our operations in China in the Summary of Risk Factors section beginning on page 4 and in the Risk Factors section beginning on page 23.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weilin Zhang
Weilin Zhang Chief Financial Officer

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